

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Michelle LaCour
Chief Executive Officer
Resort Savers, Inc.
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

  Re: Resort Savers, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 16, 2013
    File No. 333-187437

Dear Ms. LaCour:

  We have reviewed your responses to the comments in our letter dated June 12, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page, page 1

1. Please revise your reference to the risk factors section to point to the appropriate page.

Summary of Prospectus, page 3

2. We note your response to our prior comment 4 and reissue in part. Please revise to state as a belief, and provide a basis for the belief, that you "will negotiate contracts with vendors to provide a discount and provide savings to travelers," and ensure that you balance this disclosure with the fact that you do not currently have any agreements with such entities. Additionally, please explain to us why vendors would negotiate a lower price to an entity with $75,000 in assets and not with other competitors with significantly greater assets and a larger budget for advertising.

Description of Business, page 22

Principal Products, Services and Their Markets, page 22

3. We note your response to our prior comment 8 and reissue in part. As it appears you have not revised your disclosure to state as a belief that you will provide a CRM system, please do so.

4. We note your response to our prior comment 11 and reissue. It does not appear that you have included a discussion identifying what types of clients you anticipate working with, and how you intend to find them. Please revise your disclosure to specifically discuss how you anticipate meeting and entering relationships with activity, entertainment, and dining vendors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 28

5. Please reconcile the disclosure on pages 23 and 29 that you have a marketing budget of $6,500 for an "SEO effort that includes hiring a writer for blogging, link-building and social media marketing campaigns," with the disclosure on page 29 that your SEO and Social Media Marketing campaigns "will not require any funds to start up." Similarly, please provide additional information regarding how you intend to find "the required investment capital" referenced on page 29.

6. We note your response to our prior comment 14 and reissue in part. Please revise to discuss your plans for reaching out to "relevant partner sites and blogs."

Certain Relationships and Related Transactions, page 36

7. We note your response to our prior comment 2 and reissue in part. Please revise your disclosure in the second paragraph of this section to include the information required by Items 404(a) and 404(d) of Regulation S-K.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP